UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 20, 2023 titled “New Chief Financial Officer Appointed” and “Continued Exploration Success Opens New Drilling Opportunities and Plays in the Llanos Basin”

FOR IMMEDIATE DISTRIBUTION

NEW CHIEF FINANCIAL OFFICER APPOINTED

CONTINUED EXPLORATION SUCCESS OPENS

NEW DRILLING OPPORTUNITIES AND PLAYS IN THE LLANOS BASIN

Bogota, Colombia – December 20, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, announces the appointment of a new Chief Financial Officer (“CFO”) and provides an operating activity update in the Llanos 123 (GeoPark operated, 50% WI) and Llanos 87 (GeoPark operated, 50% WI) blocks in Colombia.

New CFO Appointment

GeoPark is pleased to announce the appointment of Jaime Caballero Uribe to the position of CFO, effective January 15, 2024. Jaime will be responsible for GeoPark’s financial stewardship and associated activities, including capital allocation, business planning, performance management and execution, oil and gas marketing/commercial, capital markets, shareholder value, tax, financial reporting and information technology. He brings more than 25 years of industry and finance experience to GeoPark, including senior positions in large corporations as well as in start-ups and entrepreneurial businesses. Until August 2023, Jaime was Group CFO at Ecopetrol (NYSE: EC) – the largest corporation in Colombia and one of the 400 largest companies in the world where he helped the management team achieve various performance records, including the delivery of more than $20 billion in growth financing and debt refinance. During his tenure, he was recognized by the Institutional Investor publication as one of the top three sector CFOs in Latin America. Previously, he held multiple positions at BP plc over 17 years, where his most recent appointment was CFO for the Brazil Region, which includes Colombia, Uruguay and Venezuela. Jaime holds a degree in Law from Universidad de los Andes, an MBA in Energy Business from Fundaçao Getulio Vargas, and certificates in CFO Excellence from Wharton and Energy Innovation and Emerging Technologies from Stanford.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “We are proud to have Jaime joining our leadership team – an accomplished CFO and business executive who has worked for more than 25 years in our industry and region, and has a consistent track record of helping teams create value for investors, and drive business performance. I would also like to say thank you and congratulations to the GeoPark team for the continued exploration successes and developing these exciting new plays in Colombia and Ecuador.”

2023 Exploration Campaign Adds 5,500 Bopd Gross and Opens New Drilling Opportunities

GeoPark announces the successful drilling, testing and putting on production of two new exploration wells, (i) the Bisbita Centro 1 well in the Llanos 123 Block and (ii) the Zorzal Este 1 well in the Llanos 87 Block. These two wells are currently producing approximately 1,500 bopd gross in aggregate.

GeoPark’s 2023 exploration drilling campaign continues delivering positive results with multiple new plays being opened, adding new appraisal and delineation activity.

The main highlights of the 2023 exploration and appraisal drilling campaign include:

•	Four successful exploration wells in the Llanos 123 and Llanos 87 blocks, adding over 3,200 bopd gross in aggregate and including Toritos, a new stratigraphic play in the Paleocene

•	Three successful wells in the new combined structural/stratigraphic U-sand play in the Perico Block (Ecuador), adding 2,300 bopd gross in aggregate

Production numbers as of December 18, 2023.

•	Positive preliminary logging information in the Halcon 1 well in the CPO-5 Block (GeoPark non-operated, 30% WI) and currently drilling the Perico 1 exploration well, both targeting the Paleocene play and trend

GeoPark’s 2024 drilling campaign will focus on continuing the development of the Llanos 34 Block (GeoPark operated, 45% WI), and on appraising and delineating the new plays being opened by the 2023 exploration drilling campaign in the Llanos Basin in Colombia and in the Oriente Basin in Ecuador.

Llanos 123 Block

The Bisbita Centro 1 exploration well reached total depth in November 2023 with logging information indicating hydrocarbon potential in the Paleocene (Guadalupe) formation. Testing activities started in late November 2023 and the well is currently producing approximately 860 bopd of 19 degrees API with a water cut of less than 1%.

The Bisbita Centro 1 well is the third successful exploration well drilled by GeoPark in the Llanos 123 Block in 2023, following the Saltador 1 and the Toritos 1 exploration wells that initiated testing in July and October 2023, respectively.

Llanos 87 Block

The Zorzal Este 1 exploration well reached total depth in November 2023 with logging information indicating hydrocarbon potential in the Paleocene (Guadalupe) formation. Testing activities started in late November 2023 and the well is currently producing approximately 660 bopd of 33 degrees API with a water cut of less than 1%.

Based on these positive results, GeoPark added a new appraisal well, the Zorzal Este 2 well, which spudded in late November 2023 and is expected to reach total depth in late December 2023/early January 2024.

The complete testing program of the Bisbita Centro 1 and the Zorzal Este 1 exploration wells is underway and additional production data will be required to determine the stabilized flow rates of the wells and the extent of the reservoirs.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including GeoPark’s 2024 drilling campaign, production expectations and other similar matters. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC’s guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Ignacio Mazariegos
	Name:	Ignacio Mazariegos
	Title:	Interim Chief Financial Officer

Date: December 20, 2023